UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of February, 2006
Commission File Number: 001-04307
Husky Energy Inc.
(Exact name of registrant as specified in its charter)
707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     ☐                     Form 40-F     ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐                     No     ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

On February 6, 2006, Husky Energy Inc. issued a press release announcing its earnings for the three-month period ended December 31, 2005. The press release is attached hereto as Exhibit A.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:	“James D. Girgulis”

James D. Girgulis
Vice President, Legal & Corporate Secretary
Date: February 7, 2006

EXHIBIT A
HUSKY ENERGY REPORTS RECORD EARNINGS AND CASH FLOW

Calgary, Alberta – Husky Energy Inc. is pleased to announce its fourth quarter results of 2005. Husky’s net earnings were up 200 percent to $669 million or $1.58 per share (diluted) in comparison with the $225 million or $0.53 per share (diluted) in the fourth quarter of 2004. Cash flow from operations climbed 156 percent to $1.2 billion or $2.82 per share (diluted) in the fourth quarter of 2005, compared with $469 million or $1.11 per share (diluted) in the fourth quarter of 2004.

“Husky’s fourth quarter earnings tripled to a record $669 million, mainly due to its strong financial discipline and good project execution in a high commodity prices environment,” said Mr. John C.S. Lau, President & Chief Executive Officer, Husky Energy Inc. “Husky’s East Coast White Rose project commenced production ahead of schedule and on-budget. Regulatory approval was also received for the 200,000 barrel per day Sunrise Oil Sands project.”

Production for the fourth quarter of 2005 averaged 328,500 barrels of oil equivalent per day, compared with 324,600 barrels of oil equivalent per day in the fourth quarter of 2004. Total crude oil and natural gas liquids production for the fourth quarter was 215,900 barrels per day, compared with 208,400 barrels per day for the same period in 2004. Natural gas production for the fourth quarter of 2005 averaged 675 million cubic feet per day, compared with 697 million cubic feet per day for the same quarter in 2004.

For the year 2005, Husky Energy Inc. is pleased to report that net earnings were up 100 percent to a record of $2.0 billion or $4.72 per share (diluted), up from $1.0 billion or $2.37 per share (diluted) in 2004. Cash flow from operations in 2005 was $3.8 billion or $8.93 per share (diluted), compared with $2.2 billion or $5.18 per share (diluted) in 2004. Sales and operating revenues in 2005 were $10.2 billion, compared with $8.4 billion in 2004.

Production averaged 315,000 barrels of oil equivalent per day, compared with 325,000 barrels of oil equivalent per day during 2004. Total crude oil and natural gas liquids production for 2005 was 201,700 barrels per day, compared with 210,100 barrels per day in 2004. Natural gas production was 680 million cubic feet per day, compared with 689 million cubic feet per day in 2004.

During the fourth quarter of 2005, Husky achieved first oil from the White Rose project, ahead of schedule and on-budget. The project execution and completion marked a major milestone for Husky. Approximately 2.4 million barrels of oil have been produced from the White Rose field, with 1.74 million net to Husky. The Company is planning to increase gross production to 100,000 barrels per day during the next six months of 2006.

Husky has been awarded exploration rights to two parcels of land in the Jeanne d’Arc Basin with a work commitment of $36 million. The bids represent the expenditure which Husky commits to make in exploring the parcels during the initial five-year period of a nine-year term exploration licence.

In Western Canada, Husky continues to expand production of coal bed methane. Plans for 2006 include the tie-in of 150 net wells, boosting production from 10 million cubic feet per day to 35 million cubic feet per day by the end of 2006.

In December, Husky received regulatory approval of its commercial application for developing its Sunrise Oil Sands project, near Fort McMurray, Alberta. It is estimated that the Sunrise lease contains original bitumen in place of 10.6 billion barrels, and that approximately 3.2 billion barrels of oil resources will be recoverable over its approximate 40 year project life. Husky, which holds a 100 percent interest in the Sunrise lease, intends to develop the 200,000 barrel per day project in phases. Husky is completing a review of its alternatives for upstream development, upgrading, transportation and marketing of the produced bitumen.

At Husky’s Tucker Oil Sands project near Cold Lake, Alberta, facility construction continues on-schedule and on-budget. Husky expects to begin steaming in mid-2006 with first oil achieved by the end of 2006.

In the Northwest Territories, Husky has commenced drilling the Stewart D-57 well. This exploration well is targeting a total depth of 3,100 metres and will evaluate multiple zones. Husky began drilling operations for the Summit Creek K-44 well. The K-44 well will appraise the discovery encountered in the Summit Creek B-44 well.

In the South China Sea, a rig has been secured to drill an exploration well on the deep-water 29/26 Block. Drilling will commence in the second quarter of 2006 to test a large natural gas prospect.

Regarding our midstream and downstream operations, the Lloydminster Upgrader debottleneck project continues on-schedule for completion in the third quarter of 2006. Construction of Husky’s 130-million litres per year ethanol plant at Lloydminster is progressing with construction approximately 50 percent complete. Project completion is planned for the second quarter of 2006.
A second 130-million litres per year ethanol plant is being constructed at Minnedosa, Manitoba. Detailed engineering of the new facility is progressing and procurement of major equipment and long-lead items is ongoing. The project is scheduled to be completed by mid-2007.

“Husky’s long-term strategy is to continue development of its mega projects. The 2006 outlook for commodity prices continues to be strong and we anticipate Husky will have another promising year,” said Mr. Lau.

SUMMARY OF QUARTERLY RESULTS
Financial Summary(1)

	Three months ended								Year ended
									December 31
	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31
	2005	2005	2005	2005	2004	2004	2004	2004	2005	2004

	(millions of dollars, except per share amounts and ratios)
Sales and operating revenues, net of royalties(2)	$3,207	$2,594	$2,350	$2,094	$2,018	$2,191	$2,210	$2,021	$10,245	$8,440
Segmented earnings Upstream	$533	$445	$307	$239	$112	$161	$204	$236	$1,524	$713
Midstream	135	61	130	169	77	50	53	60	495	240
Refined Products	17	27	20	18	(3)	18	21	5	82	41
Corporate and eliminations	(16)	23	(63)	(42)	39	68	(49)	(46)	(98)	12

Net earnings	$669	$556	$394	$384	$225	$297	$229	$255	$2,003	$1,006

Per share — Basic	$1.58	$1.31	$0.93	$0.91	$0.53	$0.70	$0.54	$0.60	$4.72	$2.37
— Diluted	1.58	1.31	0.93	0.91	0.53	0.70	0.54	0.60	4.72	2.37
Cash flow from operations	1,197	944	828	816	469	571	581	576	3,785	2,197
Per share — Basic	2.82	2.23	1.95	1.93	1.11	1.34	1.37	1.36	8.93	5.19
— Diluted	2.82	2.23	1.95	1.93	1.11	1.34	1.37	1.36	8.93	5.18
Dividends per common share	0.25	0.14	0.14	0.12	0.12	0.12	0.12	0.10	0.65	0.46
Special dividend per common share	1.00	—	—	—	0.54	—	—	—	1.00	0.54
Total assets	15,797	14,712	14,058	13,690	13,240	12,901	12,542	12,317	15,797	13,240
Total long-term debt including current portion	1,886	1,896	2,192	2,290	2,103	2,096	2,229	1,993	1,886	2,103
Return on equity (3) (percent)	29.2	22.9	20.2	18.3	17.0	17.7	16.8	21.8	29.2	17.0
Return on average capital employed(3) (percent)	22.8	17.9	15.3	13.9	13.0	13.4	12.7	16.2	22.8	13.0

(1)	2004 amounts as restated. Refer to Note 3 to the Consolidated Financial Statements.

(2)	The three months ended September 30, 2005, June 30, 2005 and March 31, 2005 have been reclassified for revenues included as a consolidated expense.

(3)	Calculated for the twelve months ended for the periods shown.

Upstream
Daily Production, before Royalties

	Three months ended

	Dec. 31	Sept. 30	June 30	March 31	Dec. 31
	2005	2005	2005	2005	2004

Crude oil and NGL (mbbls/day)
Western Canada
Light crude oil & NGL	30.1	31.8	31.7	31.9	32.9
Medium crude oil	31.0	30.3	30.6	32.4	33.7
Heavy crude oil	109.5	103.3	100.9	110.4	113.8

	170.6	165.4	163.2	174.7	180.4
East Coast Canada
Terra Nova — light crude oil	12.2	10.2	13.5	13.7	10.1
White Rose — light crude oil	19.0	—	—	—	—
China
Wenchang — light crude oil	14.1	14.4	17.3	18.5	17.9

	215.9	190.0	194.0	206.9	208.4

Natural gas (mmcf/day)	675.3	679.2	689.3	676.2	697.4

Total (mboe/day)	328.5	303.2	308.9	319.6	324.6

      Total crude oil and natural gas production increased by eight percent to 328.5 mboe/day in the fourth quarter of 2005 from 303.2 mboe/day in the third quarter of 2005 due to:

•	The end of wet weather improved operating conditions in Western Canada resulting in increased production from heavy oil of 6.2 mbbls/day in the fourth quarter

•	Increased Terra Nova production as a result of sustained operations of 2.0 mbbls/day for the fourth quarter

•	White Rose oil production commencing on November 12, 2005 adding 19.0 mbbls/day during the quarter
      Partially offset by:

•	Natural gas production decreased by 0.6 mboe/day due to natural declines and service contractor availability affecting completion of well tie-ins and plant construction
2006 Production Forecast and 2005 Production Versus Forecast
Gross Production

		Year ended
	Forecast	December 31	Forecast
	2006	2005	2005

Crude oil & NGL (mbbls/day)
Light crude oil & NGL	103 – 116	64.6	64 – 71
Medium crude oil	29 – 32	31.1	32 – 36
Heavy crude oil	115 – 120	106.0	112 – 120

	247 – 268	201.7	208 – 227
Natural gas (mmcf/day)	680 – 730	680.0	700 – 740
Total barrels of oil equivalent (mboe/day)	360 – 390	315.0	325 – 350

Major Projects
Tucker
      At Tucker, a steam-assisted gravity drainage (“SAGD”) oil sands project, construction is on budget and on schedule to produce first oil during the fourth quarter of 2006. Tucker, located in the Cold Lake, Alberta oil sands region, is expected to attain production of approximately 30 mbbls/day of eight to ten degree API bitumen.
Sunrise
      The Sunrise SAGD in-situ oil sands project was approved by the Alberta Energy and Utilities Board in December 2005. The project plan is for development in phases to an expected capacity of 200,000 barrels per day of seven to eight degree API bitumen. Front-end engineering and design and other early stage development work is progressing, including the drilling of 18 resource evaluation wells.
Indonesia
      Front-end engineering design for the Madura Strait offshore natural gas and natural gas liquids development project is approximately one-third complete. This stage, which is expected to be completed by mid-2006, will be followed by a revised “Plan of Development”, execution of a natural gas sales contract and application to extend the production sharing agreement with a view to project sanction.
Exploration
•     Western Canada
      In Western Canada during the fourth quarter of 2005, we drilled a total of 189 gross exploratory wells (95 net) that resulted in 26 gross oil completions (25 net) and 153 gross natural gas completions (60 net).
      During the fourth quarter of 2005, our exploration activities were conducted in the foothills, deep basin and northern plains areas of Alberta and British Columbia where we drilled 12 gross exploration wells (7 net), all of which resulted in natural gas wells.
•     Northwest Territories
      In the Northwest Territories we initiated the drilling of two wells in the Central Mackenzie region. Planning is ongoing for the Summit Creek K-44 delineation well to the B-44 discovery, and for the Stewart D-57 well that will evaluate a new exploration prospect.
•     East Coast
      An East Coast 3-D seismic program commenced but was halted due to severe weather conditions in the Jeanne d’Arc Basin. Approximately 60 percent of the program was shot and the remainder will be finished in 2006.
•     China
      The Wushi 32-1-1 well was drilled and abandoned on Block 23/20 in the Beibu Gulf. This block is adjacent to Block 23/15 where the Wushi 17-1-1 oil discovery was drilled in the third quarter of 2005. The 17-1-1 results are still under evaluation.
Midstream
Husky Lloydminster Upgrader
      Engineering is progressing on the four remaining debottleneck projects. The debottleneck projects are scheduled to increase the plant’s throughput capacity from 77 to 82 mbbls/day of synthetic crude oil and diluent at a cost of $60 million. Completion is on schedule to be completed in the third quarter of 2006.

Refined Products
Prince George Refinery
      The second phase of the Prince George Refinery Clean Fuels Project, which will produce low sulphur diesel fuel, is expected to be operational in May 2006. During the fourth quarter of 2005 the vacuum distillation unit was completed and will be operational in January 2006. The completion of this project will enable the Prince George Refinery to produce fuel that will comply with Canada’s federal low sulphur fuel requirements.
Lloydminster Ethanol Plant
      The ethanol plant currently being constructed at Lloydminster, Saskatchewan, adjacent to the Husky Lloydminster Upgrader is approximately 50 percent complete. The foundations and structural steel are substantially complete and installation of equipment, piping and electrical systems is progressing. Construction of the plant is scheduled to be completed in the second quarter of 2006.
Minnedosa Ethanol Plant
      The process design for the new 130 million litre per year ethanol plant at Minnedosa, Manitoba is complete and detailed plant engineering is underway. Procurement of major equipment is proceeding and field construction has commenced. The plant is scheduled to be operational in mid-2007.
BUSINESS ENVIRONMENT
Average Benchmark Prices and U.S. Exchange Rate

	Three months ended

	Dec. 31	Sept. 30	June 30	March 31	Dec. 31
	2005	2005	2005	2005	2004

WTI crude oil(1) (U.S. $/bbl)	$60.02	$63.10	$53.17	$49.84	$48.28
Dated Brent (U.S. $/bbl)	56.90	61.54	51.58	47.50	44.01
Canadian par light crude 0.3% sulphur ($/bbl)	71.65	77.04	66.43	62.02	58.01
Lloyd @ Lloydminster heavy crude oil ($/bbl)	29.60	44.13	27.95	22.62	25.31
NYMEX natural gas(1) (U.S. $/mmbtu)	12.97	8.49	6.73	6.27	7.11
NIT natural gas ($/GJ)	11.08	7.75	6.99	6.34	6.72
WTI/Lloyd crude blend differential (U.S. $/bbl)	24.24	18.90	21.27	19.57	19.82
U.S./Canadian dollar exchange rate (U.S. $)	0.852	0.833	0.804	0.815	0.819

(1)	Prices quoted are near-month contract prices for settlement during the next month.
Sensitivity Analysis
      The following table indicates the relative effect of changes in certain key variables on our pre-tax cash flow and net earnings. The analysis is based on business conditions and production volumes during the fourth quarter of 2005. Each separate item in the sensitivity analysis shows the effect of an increase in that variable only; all other variables are held constant. While these sensitivities are applicable for the period and magnitude of changes on which they are based, they may not be applicable in other periods, under other economic circumstances or greater magnitudes of change.

Sensitivity Analysis Item

		Effect on pre-tax		Effect on
Item	Increase	cash flow		net earnings

		($ millions)	$(/share)(4)	$( millions)	$(/share)(4)
WTI benchmark crude oil price	U.S. $1.00/bbl	81	0.19	52	0.12
NYMEX benchmark natural gas price (1)	U.S. $0.20/mmbtu	33	0.08	21	0.05
Light/heavy crude oil differential (2)	Cdn $1.00/bbl	(25)	(0.06)	(16)	(0.04)
Light oil margins	Cdn $0.005/litre	17	0.04	11	0.03
Asphalt margins	Cdn $1.00/bbl	8	0.02	5	0.01
Exchange rate (U.S. $/Cdn $)(3)	U.S. $0.01	(67)	(0.16)	(44)	(0.10)

(1)	Includes decrease in earnings related to natural gas consumption.

(2)	Includes impact of upstream and upgrading operations only.

(3)	Assumes no foreign exchange gains or losses on U.S. dollar denominated long-term debt and other monetary items. The impact of the Canadian dollar strengthening by U.S. $0.01 would be an increase of $10 million in net earnings based on December 31, 2005 U.S. dollar denominated debt levels.

(4)	Based on December 31, 2005 common shares outstanding of 424.1 million.

RESULTS OF OPERATIONS
UPSTREAM
Upstream Earnings Summary

	Three months
	ended Dec. 31		Year ended Dec. 31

	2005	2004	2005	2004

	(millions of dollars)
Gross revenues	$1,591	$1,099	$5,207	$4,392
Royalties	264	174	840	711
Hedging	—	203	—	561

Net revenues	1,327	722	4,367	3,120
Operating and administration expenses	299	247	1,050	967
Depletion, depreciation and amortization	313	283	1,144	1,077
Income taxes	182	80	649	363

Earnings	$533	$112	$1,524	$713

Fourth Quarter
      Upstream earnings were $421 million higher in the fourth quarter of 2005 than in the fourth quarter of 2004 as a result of the following factors:

•	Higher natural gas and crude oil prices

•	Absence of commodity price hedging in 2005, which diminished revenues by $203 million in the fourth quarter of 2004

•	Higher sales volume of light crude oil resulting from the start-up of White Rose
      Partially offset by:

•	Lower sales volume of natural gas and crude oil from our operations in Western Canada

•	Higher unit operating costs, which, overall, were $8.90 per boe during the fourth quarter of 2005 versus $7.50 per boe in the fourth quarter of 2004

•	Higher unit depletion, depreciation and amortization, which, overall, was $10.36 per boe during the fourth quarter of 2005 versus $9.51 during the fourth quarter of 2004.
Twelve Months
      The factors that affected upstream performance in 2005 compared with 2004 were essentially the same as those during the fourth quarter of 2005 and 2004 with the exception of light crude oil sales volume, which for the year ended 2005 was lower than 2004 reflecting natural reservoir declines in Western Canada and at Wenchang that were partially offset by start-up of White Rose in November 2005.
Unit Operating Costs
      Unit operating costs were 19 percent higher in the fourth quarter of 2005 compared with 2004 due to higher energy costs, increased natural gas compression costs, higher natural gas well count and production declines. In addition, high commodity prices are affecting rates charged by our service providers with the high level of industry activity creating tight service markets.

Unit Depletion, Depreciation and Amortization
      Unit depletion, depreciation and amortization expense increased nine percent in the fourth quarter of 2005 compared with the same period in 2004. The increase was primarily due to the start-up of White Rose and also the increasing capital intensity in the Western Canada Sedimentary Basin.
Operating Netbacks
Western Canada
Light Crude Oil Netbacks(1)

	Three months
	ended Dec. 31		Year ended Dec. 31

Per boe	2005	2004	2005	2004

Sales revenues	$69.42	$51.15	$60.74	$46.12
Royalties	12.02	7.89	8.66	7.76
Operating costs	11.94	10.10	9.86	8.94

Netback	$45.46	$33.16	$42.22	$29.42

Medium Crude Oil Netbacks(1)

	Three months
	ended Dec. 31		Year ended Dec. 31

Per boe	2005	2004	2005	2004

Sales revenues	$44.69	$35.43	$43.67	$36.20
Royalties	8.05	5.24	7.77	6.10
Operating costs	11.84	10.11	10.97	10.07

Netback	$24.80	$20.08	$24.93	$20.03

Heavy Crude Oil Netbacks(1)

	Three months
	ended Dec. 31		Year ended Dec. 31

Per boe	2005	2004	2005	2004

Sales revenues	$30.23	$25.91	$31.22	$28.73
Royalties	3.53	3.33	3.75	3.38
Operating costs	10.97	8.83	9.90	9.33

Netback	$15.73	$13.75	$17.57	$16.02

Natural Gas Netbacks(2)

	Three months
	ended Dec. 31		Year ended Dec. 31

Per mcfge	2005	2004	2005	2004

Sales revenues	$11.20	$6.63	$8.02	$6.25
Royalties	2.38	1.40	1.76	1.44
Operating costs	1.06	0.94	1.04	0.89

Netback	$7.76	$4.29	$5.22	$3.92

Total Western Canada Upstream Netbacks(1)

	Three months
	ended Dec. 31		Year ended Dec. 31

Per boe	2005	2004	2005	2004

Sales revenues	$50.41	$35.10	$42.53	$35.01
Royalties	9.14	5.99	7.45	6.22
Operating costs	9.40	7.91	8.59	7.85

Netback	$31.87	$21.20	$26.49	$20.94

(1)  Includes associated co-products converted to boe.

(2)	Includes associated co-products converted to mcfge.
Terra Nova Crude Oil Netbacks

	Three months
	ended Dec. 31		Year ended Dec. 31

Per boe	2005	2004	2005	2004

Sales revenues	$62.07	$52.07	$62.19	$47.87
Royalties	15.04	2.51	7.95	1.80
Operating costs	5.63	4.06	4.53	3.28

Netback	$41.40	$45.50	$49.71	$42.79

White Rose Crude Oil Netbacks

	Three months
	ended Dec. 31		Year ended Dec. 31

Per boe	2005	2004	2005	2004

Sales revenues	$63.68	$—	$63.68	$—
Royalties	0.61	—	0.61	—
Operating costs	6.72	—	6.72	—

Netback	$56.35	$—	$56.35	$—

Wenchang Crude Oil Netbacks

	Three months
	ended Dec. 31		Year ended Dec. 31

Per boe	2005	2004	2005	2004

Sales revenues	$60.03	$44.89	$63.15	$47.66
Royalties	5.67	4.77	5.93	4.91
Operating costs	4.64	2.50	2.92	2.16

Netback	$49.72	$37.62	$54.30	$40.59

Total Upstream Segment Netbacks(1)

	Three months
	ended Dec. 31		Year ended Dec. 31

Per boe	2005	2004	2005	2004

Sales revenues	$51.75	$36.17	$44.56	$36.34
Royalties	8.71	5.82	7.29	5.96
Operating costs	8.90	7.50	8.12	7.32

Netback	$34.14	$22.85	$29.15	$23.06

(1)	Includes associated co-products converted to boe.
Midstream
Upgrading Earnings Summary

	Three months
	ended Dec. 31		Year ended Dec. 31

	2005	2004	2005	2004

	(millions of dollars, except where indicated)
Gross margin	$198	$122	$692	$383
Operating costs	77	54	228	214
Other recoveries	(2)	(1)	(6)	(5)
Depreciation and amortization	6	5	21	19
Income taxes	35	18	136	43

Earnings	$82	$46	$313	$112

Selected operating data:
Upgrader throughput(1) (mbbls/day)	74.7	60.0	66.6	64.6
Synthetic crude oil sales (mbbls/day)	62.2	52.5	57.5	53.7
Upgrading differential ($/bbl)	$33.31	$25.72	$30.70	$17.79
Unit margin ($/bbl)	$34.59	$25.37	$33.01	$19.48
Unit operating cost(2) ($/bbl)	$11.08	$9.94	$9.38	$9.07

(1)	Throughput includes diluent returned to the field.

(2)	Based on throughput.
Fourth Quarter
      Upgrading earnings increased in the fourth quarter of 2005 by $36 million compared with the fourth quarter of 2004 due to:

•	Wider upgrading differential

•	Higher sales volume of synthetic crude oil
      Partially offset by:

•	Higher energy and non-energy related unit operating costs
Twelve Months
      The factors that affected upgrading performance in 2005 compared with 2004 were essentially the same as those during the fourth quarter of 2005 and 2004 except that the wider differential was far more dominant overall.

Infrastructure and Marketing Earnings Summary

	Three Months
	ended Dec. 31		Year Ended Dec. 31

	2005	2004	2005	2004

	(millions of dollars, except where
	indicated)
Gross margin
— pipeline	$24	$19	$92	$84
— other infrastructure and marketing	63	33	217	136

	87	52	309	220
Other expenses	2	1	10	8
Depreciation and amortization	5	5	21	21
Income taxes	27	15	96	63

Earnings	$53	$31	$182	$128

Selected operating data:
Aggregate pipeline throughput (mbbls/day)	480	479	474	492

Fourth Quarter
      Infrastructure and marketing earnings increased by $22 million in the fourth quarter of 2005 compared with the fourth quarter of 2004 due to:

•	Higher income from oil and gas commodity marketing

•	Higher pipeline throughput and margins
      Partially offset by:

•	Higher operating costs due primarily to higher energy costs
Twelve Months
      With the exception of lower pipeline throughput, the factors that affected infrastructure and marketing earnings in 2005 compared with 2004 were essentially the same as those during the fourth quarter of 2005 and 2004.

REFINED PRODUCTS
Refined Products Earnings Summary

	Three months
	ended Dec. 31		Year ended Dec. 31

	2005	2004	2005	2004

	(millions of dollars, except where indicated)
Gross margin — fuel sales	$32	$7	$126	$93
— ancillary sales	8	8	34	30
— asphalt sales	20	10	91	51

	60	25	251	174
Operating and other expenses	20	18	75	71
Depreciation and amortization	13	11	47	38
Income taxes	10	(1)	47	24

Earnings	$17	$(3)	$82	$41

Selected operating data:
Number of fuel outlets			515	531
Light oil sales (million litres/day)	9.0	8.1	8.9	8.4
Light oil sales per outlet (thousand litres/day)	12.9	12.0	12.7	11.7
Prince George refinery throughput (mbbls/day)	9.7	8.6	9.7	9.8
Asphalt sales (mbbls/day)	22.4	20.8	22.5	22.8
Lloydminster refinery throughput (mbbls/day)	27.4	26.1	25.5	25.3

Fourth Quarter
      Refined products earnings increased by $20 million in the fourth quarter of 2005 compared with the fourth quarter of 2004 due to:

•	Higher marketing margins and sales volume for gasoline and distillates

•	Higher marketing margins and sales volume of asphalt products
      Partially offset by:

•	Higher depreciation expense
Twelve Months
      The factors that affected refined products earnings in 2005 compared with 2004 were essentially the same as those during the fourth quarter of 2005 and 2004 except asphalt sales volume, which was lower overall in 2005.

CORPORATE
Corporate Summary(1)

	Three months
	ended Dec. 31		Year ended Dec. 31

	2005	2004	2005	2004

	(millions of dollars) income (expense)
Intersegment eliminations — net	$3	$11	$(50)	$(14)
Administration expenses	(4)	(11)	(19)	(27)
Stock-based compensation	6	(22)	(171)	(67)
Accretion	—	—	(2)	(2)
Other — net	(2)	(3)	49	(8)
Depreciation and amortization	(6)	2	(23)	(24)
Interest on debt	(39)	(34)	(146)	(135)
Interest capitalized	23	21	114	75
Foreign exchange	(5)	60	31	120
Income taxes	8	15	119	94

Earnings (loss)	$(16)	$39	$(98)	$12

(1)	2004 amounts as restated. Refer to Note 3 to the Consolidated Financial Statements.
Foreign Exchange Summary

	Three months
	ended Dec. 31				Year ended Dec. 31

	2005		2004		2005		2004

	(millions of dollars)
(Gain) loss on translation of U.S. dollar denominated long-term debt
Realized		$(4)		$(5)		$(13)		$(10)
Unrealized		11		(82)		(38)		(140)

		7		(87)		(51)		(150)
Cross currency swaps		(2)		19		14		27
Other losses		—		8		6		3

		$5		$(60)		$(31)		$(120)

U.S./ Canadian dollar exchange rates:
At beginning of period	U.S. $	0.861	U.S. $	0.791	U.S. $	0.831	U.S. $	0.774
At end of period	U.S. $	0.858	U.S. $	0.831	U.S. $	0.858	U.S. $	0.831

Fourth Quarter
      The corporate expense increased by $55 million in the fourth quarter of 2005 compared with the fourth quarter of 2004 due to:

•	Higher interest costs

•	Loss on translation of U.S. dollar denominated debt compared with a gain in the fourth quarter of 2004

•	Higher depreciation and amortization
      Partially offset by:

•	Stock-based compensation recovery during the fourth quarter of 2005

•	Higher capitalized interest resulting from the higher White Rose and Tucker project capital base

•	Lower intersegment profit elimination

Twelve Months
      The corporate expense in 2005 compared with a recovery in 2004 was due to:

•	Higher intersegment profit elimination

•	Higher stock-based compensation expense

•	Higher interest costs

•	Lower gains on translation of U.S. dollar denominated debt

•	Provision for retrospective insurance premiums in respect of past claims on a mutual insurance consortium
      Partially offset by:

•	Proceeds from a litigation settlement

•	Higher capitalized interest resulting from the higher White Rose and Tucker project capital base
CAPITAL EXPENDITURES
Capital Expenditures Summary(1)

	Three months
	ended Dec. 31		Year ended Dec. 31

	2005	2004	2005	2004

	(millions of dollars)
Upstream
Exploration
Western Canada	$123	$77	$389	$322
East Coast Canada and Frontier	20	7	66	24
International	16	2	55	18

	159	86	510	364

Development
Western Canada	525	356	1,618	1,211
East Coast Canada	131	160	579	515
International	16	62	23	67

	672	578	2,220	1,793

	831	664	2,730	2,157

Midstream
Upgrader	35	24	120	62
Infrastructure and Marketing	13	19	37	31

	48	43	157	93

Refined Products	86	53	191	106
Corporate	7	4	21	23

Capital expenditures	972	764	3,099	2,379
Settlement of asset retirement obligations	(13)	(12)	(31)	(30)

Capital expenditures per Consolidated Statements of Cash Flows	$959	$752	$3,069	$2,349

(1)	Excludes capitalized costs related to asset retirement obligations incurred during the period and corporate acquisitions.
Western Canada Wells Drilled(1)(2)

		Three months
		ended Dec. 31				Year ended Dec. 31

		2005		2004		2005		2004

		Gross	Net	Gross	Net	Gross	Net	Gross	Net

Exploration	Oil	26	25	26	23	89	85	45	39
	Gas	153	60	81	46	392	196	234	180
	Dry	10	10	4	3	36	36	34	33

		189	95	111	72	517	317	313	252

Development	Oil	181	167	156	131	466	433	552	499
	Gas	168	150	175	148	610	551	807	740
	Dry	17	16	6	5	42	39	57	53

		366	333	337	284	1,118	1,023	1,416	1,292

Total		555	428	448	356	1,635	1,340	1,729	1,544

(1) Excludes stratigraphic test wells.

(2)	Includes non-operated wells.
ADDITIONAL INFORMATION
OIL AND GAS RESERVES
Reconciliation of Proved Reserves

	Canada

	Western Canada

						East	International		Total
	Light					Coast
	Crude	Medium	Heavy			Light	Light		Crude
	Oil	Crude	Crude	Natural		Crude	Crude	Natural	Oil	Natural
	& NGL	Oil	Oil	Gas	Bitumen	Oil	Oil	gas	& NGL	Gas
(constant price before royalties)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmboe)

Proved reserves at December 31, 2004	171	86	225	2,172	—	47	20	—	549	2,172	911
Heavy oil price revision	—	—	(120)	(3)	—	—	—	—	(120)	(3)	(120)

Proved reserves at December 31, 2004	171	86	105	2,169	—	47	20	—	429	2,169	791
Technical revisions	3	9	1	(68)	—	9	2	—	24	(68)	13
Heavy oil price revision	—	—	120	3	—	—	—	—	120	3	120
Purchase of reserves in place	—	—	7	3	—	—	—	—	7	3	7
Sale of reserves in place	—	(3)	(4)	(9)	—	—	—	—	(7)	(9)	(9)
Discoveries, extensions and improved recovery	5	10	27	286	48	39	1	—	130	286	178
Production	(12)	(11)	(39)	(248)	—	(6)	(6)	—	(74)	(248)	(115)

Proved reserves at December 31, 2005	167	91	217	2,136	48	89	17	—	629	2,136	985

Proved and probable reserves At December 31, 2005	225	105	291	2,542	951	207	30	167	1,809	2,709	2,260

At December 31, 2004	229	96	150	2,557	79	203	33	167	790	2,724	1,244

NON-GAAP MEASURES
Disclosure of Cash Flow from Operations
      This document contains the term “cash flow from operations”, which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with generally accepted accounting principles as an indicator of our financial performance. Our determination of cash flow from operations may not be comparable to that reported by other companies. Cash flow from operations generated by each business segment represents a measurement of financial performance for which each reporting business segment is responsible. The items reported under the caption, “Corporate and eliminations”, are required to reconcile to the consolidated total and are not considered to be attributable to a business segment.
      The following table shows the reconciliation of cash flow from operations to cash flow — operating activities for the periods noted:

		Year ended December 31

		2005	2004

		(millions of dollars)
Non-GAAP	Cash flow from operations	$3,785	$2,197
	Settlement of asset retirement obligations	(41)	(40)
	Change in non-cash working capital	(72)	169

GAAP	Cash flow — operating activities	$3,672	$2,326

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION
      Our disclosure of reserves data and other oil and gas information has been made in reliance on an exemption granted to us by the Canadian Securities Administrators. The exemption permits us to make our disclosures in accordance with U.S. disclosure requirements and practices in order to provide comparability with U.S. and other international issuers. These requirements may differ from Canadian requirements under National Instrument 51-101, “Standards of Disclosure for Oil and Gas Activities.” Our proved reserves disclosure has been evaluated in accordance with the standards contained in Rule 4-10 of Regulation S-X of the Securities Exchange Act of 1934.
      We use the terms barrels of oil equivalent (“boe”) and thousand cubic feet of gas equivalent (“mcfge”), which are calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the terms boe and mcfge may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the well head.
      Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated with actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this release, such as “original bitumen in place” and “oil resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors should refer to our Annual Report or Form 40-F available from us or the SEC for further reserve disclosure.
FORWARD-LOOKING STATEMENTS
CAUTIONARY STATEMENT FOR THE PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
This document contains certain forward-looking statements relating, but not limited, to Husky’s operations, anticipated financial performance, levels of production, business prospects and strategies and which are based on our expectations, estimates, projections and assumptions and were made by us in light of experience and perception of historical trends. All statements that address expectations or projections about the future, including statements about strategy for growth, expected expenditures, commodity prices, costs, production volumes and operating or financial results, are forward-looking statements. Some of our forward-looking statements may be identified by words like “expects”, “anticipates”, “plans”, “intends”, “believes”, “projects”, “could”, “vision”, “goal”, “objective” and similar expressions. In addition, our production forecast and our estimate of productive capacity for White Rose, Tucker and Sunrise and plans associated with our exploration programs are forward-looking statements. Our business is subject to risks and uncertainties, some of which are similar to other energy companies and some of which are unique to Husky. Our actual results may differ materially from those expressed or implied by our forward-looking statements as a result of known and unknown risks, uncertainties and other factors.
The reader is cautioned not to place undue reliance on our forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. The risks, uncertainties and other factors, many of which are beyond our control, that could influence actual results include, but are not limited to:

•	Fluctuations in commodity prices

•	The accuracy of our oil and gas reserve estimates and estimated production levels as they are affected by our success at exploration and development drilling and related activities and estimated decline rates

•	The uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures

•	Changes in general economic, market and business conditions

•	Fluctuations in supply and demand for our products

•	Fluctuations in the cost of borrowing

•	Our use of derivative financial instruments to hedge exposure to changes in commodity prices and fluctuations in interest rates and foreign currency exchange rates

•	Political and economic developments, expropriations, royalty and tax increases, retroactive tax claims and changes to import and export regulations and other foreign laws and policies in the countries in which we operate

•	Our ability to receive timely regulatory approvals

•	The integrity and reliability of our capital assets

•	The cumulative impact of other resource development projects

•	The maintenance of satisfactory relationships with unions, employee associations and joint venturers

•	Competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternate sources of energy

•	Actions by governmental authorities, including changes in environmental and other regulations that may impose restriction in areas where we operate

•	The ability and willingness of parties with whom we have material relationships to fulfill their obligations

•	The occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting us or other parties, whose operations or assets directly or indirectly affect us and that may or may not be financially recoverable

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

	December 31	December 31
	2005	2004

	(unaudited)	(audited)
	(millions of dollars)
Assets
Current assets
Cash and cash equivalents	$249	$7
Accounts receivable	856	446
Inventories	471	274
Prepaid expenses	40	52

	1,616	779

Property, plant and equipment — (full cost accounting)	22,375	19,451
Less accumulated depletion, depreciation and amortization	8,416	7,258

	13,959	12,193
Goodwill	160	160
Other assets	62	108

	$15,797	$13,240

Liabilities and Shareholders’ Equity
Current liabilities
Bank operating loans	$—	$49
Accounts payable and accrued liabilities	2,391	1,498
Long-term debt due within one year (note 5)	274	56

	2,665	1,603
Long-term debt (notes 3, 5)	1,612	2,047
Other long-term liabilities (note 4)	730	632
Future income taxes	3,270	2,758
Commitments and contingencies (note 6)
Shareholders’ equity
Common shares (note 7)	3,523	3,506
Retained earnings	3,997	2,694

	7,520	6,200

	$15,797	$13,240

Common shares outstanding (millions) (note 7)	424.1	423.7

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2004 amounts as restated (note 3).

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months
	ended Dec. 31		Year ended Dec. 31

	2005	2004	2005	2004

	(unaudited)	(unaudited)	(unaudited)	(audited)
	(millions of dollars, except per share amounts)
Sales and operating revenues, net of royalties	$3,207	$2,018	$10,245	$8,440
Costs and expenses
Cost of sales and operating expenses	1,903	1,380	5,917	5,706
Selling and administration expenses	29	36	138	135
Stock-based compensation	(6)	22	171	67
Depletion, depreciation and amortization	343	302	1,256	1,179
Interest — net (notes 3, 5)	16	13	32	60
Foreign exchange (notes 3, 5)	5	(60)	(31)	(120)
Other — net	2	3	(50)	8

	2,292	1,696	7,433	7,035

Earnings before income taxes	915	322	2,812	1,405

Income taxes
Current	77	102	297	302
Future	169	(5)	512	97

	246	97	809	399

Net earnings	$669	$225	$2,003	$1,006

Earnings per share (note 8)
Basic	$1.58	$0.53	$4.72	$2.37
Diluted	$1.58	$0.53	$4.72	$2.37
Weighted average number of common shares outstanding (millions) (note 8)
Basic	424.1	423.7	424.0	423.4
Diluted	424.1	423.7	424.0	424.3
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Three months
	ended Dec. 31		Year ended Dec. 31

	2005	2004	2005	2004

	(unaudited)	(unaudited)	(unaudited)	(audited)
	(millions of dollars)
Beginning of period	$3,858	$2,749	$2,694	$2,156
Net earnings	669	225	2,003	1,006
Dividends on common shares — ordinary	(106)	(51)	(276)	(195)
— special	(424)	(229)	(424)	(229)
Stock-based compensation — retroactive adoption	—	—	—	(44)

End of period	$3,997	$2,694	$3,997	$2,694

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2004 amounts as restated (note 3).

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months
	ended Dec. 31		Year ended Dec. 31

	2005	2004	2005	2004

	(unaudited)	(unaudited)	(unaudited)	(audited)
	(millions of dollars)
Operating activities
Net earnings	$669	$225	$2,003	$1,006
Items not affecting cash
Accretion (note 4)	8	6	33	27
Depletion, depreciation and amortization	343	302	1,256	1,179
Future income taxes	169	(5)	512	97
Foreign exchange	5	(69)	(37)	(124)
Other	3	10	18	12
Settlement of asset retirement obligations	(17)	(16)	(41)	(40)
Change in non-cash working capital (note 9)	(113)	131	(72)	169

Cash flow — operating activities	1,067	584	3,672	2,326

Financing activities
Bank operating loans financing — net	—	2	(49)	(22)
Long-term debt issue	208	534	3,235	2,200
Long-term debt repayment	(226)	(442)	(3,401)	(1,937)
Debt issue costs	—	—	—	(5)
Proceeds from exercise of stock options	1	1	6	18
Proceeds from monetization of financial instruments	9	8	39	8
Dividends on common shares	(530)	(280)	(700)	(424)
Other	(1)	—	(1)	—
Change in non-cash working capital (note 9)	466	326	255	337

Cash flow — financing activities	(73)	149	(616)	175

Available for investing	994	733	3,056	2,501

Investing activities
Capital expenditures	(959)	(752)	(3,068)	(2,349)
Corporate acquisitions	—	—	—	(102)
Asset sales	4	2	74	36
Other	(8)	(9)	(31)	(19)
Change in non-cash working capital (note 9)	176	31	211	(63)

Cash flow — investing activities	(787)	(728)	(2,814)	(2,497)

Increase in cash and cash equivalents	207	5	242	4
Cash and cash equivalents at beginning of period	42	2	7	3

Cash and cash equivalents at end of period	$249	$7	$249	$7

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2004 amounts as restated (note 3).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2005 (unaudited)
Except where indicated and per share amounts, all dollar amounts are in millions.
Note 1  Segmented Financial Information

							Refined		Corporate and
	Upstream		Midstream				Products		Eliminations(2)		Total

					Infrastructure
			Upgrading		and Marketing

	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Three months ended December 31(1)
Sales and operating revenues, net of royalties	$1,327	$722	$414	$291	$2,512	$1,455	$632	$465	$(1,678)	$(915)	$3,207	$2,018
Costs and expenses
Operating, cost of sales, selling and general	299	247	291	222	2,427	1,404	592	458	(1,681)	(890)	1,928	1,441
Depletion, depreciation and amortization	313	283	6	5	5	5	13	11	6	(2)	343	302
Interest — net	—	—	—	—	—	—	—	—	16	13	16	13
Foreign exchange	—	—	—	—	—	—	—	—	5	(60)	5	(60)

	612	530	297	227	2,432	1,409	605	469	(1,654)	(939)	2,292	1,696

Earnings (loss) before income taxes	715	192	117	64	80	46	27	(4)	(24)	24	915	322
Current income taxes	46	89	3	—	—	—	—	—	28	13	77	102
Future income taxes	136	(9)	32	18	27	15	10	(1)	(36)	(28)	169	(5)

Net earnings (loss)	$533	$112	$82	$46	$53	$31	$17	$(3)	$(16)	$39	$669	$225

Capital expenditures — Three months ended December 31	$831	$664	$35	$24	$13	$19	$86	$53	$7	$4	$972	$764

Year ended December 31(1)
Sales and operating revenues, net of royalties	$4,367	$3,120	$1,488	$1,058	$7,383	$6,126	$2,345	$1,797	$(5,338)	$(3,661)	$10,245	$8,440
Costs and expenses
Operating, cost of sales, selling and general	1,050	967	1,018	884	7,084	5,914	2,169	1,694	(5,145)	(3,543)	6,176	5,916
Depletion, depreciation and amortization	1,144	1,077	21	19	21	21	47	38	23	24	1,256	1,179
Interest — net	—	—	—	—	—	—	—	—	32	60	32	60
Foreign exchange	—	—	—	—	—	—	—	—	(31)	(120)	(31)	(120)

	2,194	2,044	1,039	903	7,105	5,935	2,216	1,732	(5,121)	(3,579)	7,433	7,035

Earnings (loss) before income taxes	2,173	1,076	449	155	278	191	129	65	(217)	(82)	2,812	1,405
Current income taxes	215	211	16	—	(14)	31	(3)	11	83	49	297	302
Future income taxes	434	152	120	43	110	32	50	13	(202)	(143)	512	97

Net earnings (loss)	$1,524	$713	$313	$112	$182	$128	$82	$41	$(98)	$12	$2,003	$1,006

Capital employed — As at December 31	$8,697	$7,621	$510	$480	$359	$402	$475	$354	$(635)	$(505)	$9,406	$8,352
Capital expenditures — Year ended December 31	$2,730	$2,157	$120	$62	$37	$31	$191	$106	$21	$23	$3,099	$2,379
Total assets — As at December 31	$12,887	$11,046	$844	$708	$866	$746	$834	$625	$366	$115	$15,797	$13,240

(1)	2004 amounts as restated (note 3).

(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventories.
Note 2  Significant Accounting Policies

The interim consolidated financial statements of Husky Energy Inc. (“Husky” or “the Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Year ended December 31, 2005 (unaudited)
Except where indicated and per share amounts, all dollar amounts are in millions.

following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004, except as noted below. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2004. Certain prior years’ amounts have been reclassified to conform with current presentation.
Note 3  Change in Accounting Policies
                Financial Instruments

Effective January 1, 2005, the Company retroactively adopted the revised recommendations of the Canadian Institute of Chartered Accountants (“CICA”) section 3860, “Financial Instruments — Disclosure and Presentation”, on the classification of obligations that must or could be settled with an entity’s own equity instruments. The new recommendations resulted in the Company’s capital securities being classified as liabilities instead of equity. The accrued return on the capital securities and the issue costs are classified outside of shareholders’ equity. The return on the capital securities is a charge to earnings. Note 5 discloses the impact of the adoption of the revised recommendations of CICA section 3860 on the consolidated financial statements.
Note 4  Other Long-term Liabilities
                Asset Retirement Obligations

Changes to asset retirement obligations were as follows:

	Year ended December 31

	2005	2004

Asset retirement obligations at beginning of year	$509	$432
Liabilities incurred	63	13
Liabilities disposed	(7)	—
Liabilities settled	(41)	(40)
Revisions	—	77
Accretion	33	27

Asset retirement obligations at end of year	$557	$509

At December 31, 2005, the estimated total undiscounted inflation adjusted amount required to settle the asset retirement obligations was $3.3 billion. These obligations will be settled based on the useful lives of the underlying assets, which currently extend up to 50 years into the future. This amount has been discounted using credit adjusted risk free rates ranging from 6.2 to 6.4 percent.
Note 5  Long-term Debt

		December 31

		2005	2004	2005	2004

	Maturity	Cdn $ Amount		U.S. $ Denominated
Long-term debt
Syndicated credit facility		$—	$70	$—	$—
Bilateral credit facilities		—	40	—	—
7.125% notes	2006	175	181	150	150
6.25% notes	2012	467	481	400	400
7.55% debentures	2016	233	241	200	200
6.15% notes	2019	350	361	300	300
Private placement notes		—	18	—	15
8.45% senior secured bonds	2006	99	140	85	117
Medium-term notes	2007-9	300	300	—	—
8.90% capital securities	2028	262	271	225	225

Total long-term debt		1,886	2,103	$1,360	$1,407

Amount due within one year		(274)	(56)

		$1,612	$2,047

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Year ended December 31, 2005 (unaudited)
Except where indicated and per share amounts, all dollar amounts are in millions.

Interest — net consisted of:

	Three months
	ended Dec. 31		Year ended Dec. 31

	2005	2004	2005	2004

Long-term debt	$39	$33	$144	$133
Short-term debt	1	1	4	3

	40	34	148	136
Amount capitalized	(23)	(21)	(114)	(75)

	17	13	34	61
Interest income	(1)	—	(2)	(1)

	$16	$13	$32	$60

Foreign exchange consisted of:

	Three months
	ended Dec. 31		Year ended Dec. 31

	2005	2004	2005	2004

(Gain) loss on translation of U.S. dollar denominated long-term debt	$7	$(87)	$(51)	$(150)
Cross currency swaps	(2)	19	14	27
Other losses	—	8	6	3

	$5	$(60)	$(31)	$(120)

                Credit Facilities

In March 2005, Husky increased its revolving syndicated credit facility from $950 million to $1 billion.
                Capital Securities

The Company retroactively adopted CICA recommendations resulting in the Company’s capital securities being classified as liabilities instead of equity. The revision was effective January 1, 2005 and resulted in the following changes to the Company’s consolidated financial statements:
                Consolidated Balance Sheet — As at December 31, 2004

	As Reported	Change	As Restated

Assets
Other assets	$106	$2	$108
Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	1,489	9	1,498
Long-term debt	1,776	271	2,047
Capital securities and accrued return	278	(278)	—
                Consolidated Statement of Earnings — Year Ended December 31, 2004

	As Reported	Change	As Restated

Interest — net	$33	$27	$60
Foreign exchange	(99)	(21)	(120)
Future income taxes	103	(6)	97
Net earnings	1,006	—	1,006
Note 6  Commitments and Contingencies

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Year ended December 31, 2005 (unaudited)
Except where indicated and per share amounts, all dollar amounts are in millions.

which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity. In the third quarter of 2005, a lawsuit was settled with proceeds received and the resulting gain was recognized in earnings and recorded in other — net.
Note 7  Share Capital

The Company’s authorized share capital consists of an unlimited number of no par value common and preferred shares.
                Common Shares

Changes to issued common shares were as follows:

	Year ended December 31

	2005		2004

	Number of		Number of
	Shares	Amount	Shares	Amount

Balance at beginning of year	423,736,414	$3,506	422,175,742	$3,457
Stock-based compensation — adoption	—	—	—	23
Exercised — options and warrants	388,664	17	1,560,672	26

Balance at December 31	424,125,078	$3,523	423,736,414	$3,506

                Stock Options

A summary of the status of the Company’s stock option plan is presented below:

	Year ended December 31

	2005		2004

		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Prices	Options	Exercise Prices

	(thousands)		(thousands)
Outstanding, beginning of year	9,964	$22.61	4,597	$13.88
Granted	670	$48.14	8,200	$25.10
Exercised for common shares	(359)	$15.84	(1,350)	$13.11
Surrendered for cash	(2,443)	$19.05	(1,269)	$13.32
Forfeited	(547)	$24.10	(214)	$22.73

Outstanding, December 31	7,285	$25.81	9,964	$22.61

Options exercisable at December 31	1,533	$22.72	1,417	$13.04

	December 31, 2005

	Outstanding Options			Options Exercisable

		Weighted	Weighted		Weighted
		Average	Average		Average
	Number of	Exercise	Contractual	Number of	Exercise
Range of Exercise Price	Options	Prices	Life	Options	Prices

	(thousands)		(years)	(thousands)
$13.67 — $14.99	187	$14.32	2	144	$14.17
$15.00 — $22.99	234	$19.44	3	116	$19.98
$23.00 — $23.99	5,977	$23.83	3	1,252	$23.83
$24.00 — $39.99	392	$32.11	4	21	$30.60
$40.00 — $55.14	495	$52.12	5	—	$—

	7,285	$25.81	3	1,533	$22.72

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Year ended December 31, 2005 (unaudited)
Except where indicated and per share amounts, all dollar amounts are in millions.

A downward adjustment of $0.55 was made to the exercise price of all outstanding stock options effective December 1, 2005, pursuant to the terms of the stock option plan under which the options were issued as a result of the special $1.00 per share dividend that was declared in November 2005.
Note 8  Earnings per Common Share

	Three months
	ended Dec. 31		Year ended Dec. 31

	2005	2004	2005	2004

Net earnings and net earnings available to common shareholders	$669	$225	$2,003	$1,006

Weighted average number of common shares outstanding Basic (millions)	424.1	423.7	424.0	423.4
Effect of dilutive stock options and warrants	—	—	—	0.9

Weighted average number of common shares outstanding Diluted (millions)	424.1	423.7	424.0	424.3

Earnings per share
Basic	$1.58	$0.53	$4.72	$2.37
Diluted	$1.58	$0.53	$4.72	$2.37

Note 9  Cash Flows — Change in Non-cash Working Capital

	Three months
	ended Dec. 31		Year ended Dec. 31

	2005	2004	2005	2004

a) Change in non-cash working capital was as follows:
Decrease (increase) in non-cash working capital
Accounts receivable	$(297)	$176	$(410)	$209
Inventories	(21)	12	(197)	(77)
Prepaid expenses	20	—	17	(12)
Accounts payable and accrued liabilities	827	300	984	323

Change in non-cash working capital	529	488	394	443
Relating to:
Financing activities	466	326	255	337
Investing activities	176	31	211	(63)

Operating activities	$(113)	$131	$(72)	$169

b) Other cash flow information:
Cash taxes paid	$9	$26	$154	$213
Cash interest paid	$44	$39	$147	$143

Note 10 Employee Future Benefits

Total benefit costs recognized were as follows:

	Three months
	ended Dec. 31		Year ended Dec. 31

	2005	2004	2005	2004

Employer current service cost	$5	$4	$18	$16
Interest cost	1	2	8	8
Expected return on plan assets	(1)	(1)	(7)	(7)
Amortization of net actuarial losses	1	1	3	2

	$6	$6	$22	$19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Year ended December 31, 2005 (unaudited)
Except where indicated and per share amounts, all dollar amounts are in millions.
Note 11 Financial Instruments and Risk Management

Unrecognized gains (losses) on derivative instruments were as follows:

	December 31

	2005	2004

Commodity price risk management
Natural gas	$—	$(9)
Power consumption	—	(1)
Interest rate risk management
Interest rate swaps	7	52
Foreign currency risk management
Foreign exchange contracts	(32)	(30)
                Commodity Price Risk Management
                Natural Gas Production

During 2005, the impact of hedging was a loss of $17 million.
                Power Consumption

During 2005, the impact of the hedge program was a gain of $4 million.
                Natural Gas Contracts

At December 31, 2005, the unrecognized gains (losses) on external offsetting physical purchase and sale natural gas contracts were as follows:

	Volumes	Unrecognized
	(mmcf)	Gain (Loss)

Physical purchase contracts	35,261	$29
Physical sale contracts	(35,261)	$(28)
                Interest Rate Risk Management

In 2005, the Company unwound the following interest rate swaps:

Settlement Date	Debt	Swap Amount		Swap Maturity	Swap Rate (percent)	Proceeds

May 2005	6.15% notes	U.S. $	300	June 15, 2019	U.S. LIBOR + 63 bps	$30
Nov. 2005	7.55% debentures	U.S. $	200	November 15, 2011	U.S. LIBOR + 194 bps	$7

The proceeds have been deferred and are being amortized to income over the remaining term of the underlying debt.

During 2005, the Company realized a gain of $13 million from interest rate risk management activities.
                Foreign Currency Risk Management

During 2005, the Company entered into the following cross currency debt swaps:

			Canadian		Interest Rate
Debt	Swap Amount		Equivalent	Swap Maturity	(percent)

6.25% notes	U.S. $	75	$90	June 15, 2012	5.65
6.25% notes	U.S. $	50	$59	June 15, 2012	5.67
6.25% notes	U.S. $	75	$88	June 15, 2012	5.61

During 2005, the Company realized a $1 million gain from all foreign currency risk management activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Year ended December 31, 2005 (unaudited)
Except where indicated and per share amounts, all dollar amounts are in millions.

During 2005, Husky recognized a gain of $8 million from its long-dated forwards, which fixed the exchange rate on U.S. dollar sales and were unwound in November 2004.
                Sale of Accounts Receivable

The Company has a securitization program to sell, on a revolving basis, accounts receivable to a third party up to $350 million. As at December 31, 2005, $350 million in outstanding accounts receivable had been sold under the program.

Terms and Abbreviations

bbls	barrels
bps	basis points
mbbls	thousand barrels
mbbls/day	thousand barrels per day
mmbbls	million barrels
mcf	thousand cubic feet
mmcf	million cubic feet
mmcf/day	million cubic feet per day
bcf	billion cubic feet
tcf	trillion cubic feet
boe	barrels of oil equivalent
mboe	thousand barrels of oil equivalent
mboe/day	thousand barrels of oil equivalent per day
mmboe	million barrels of oil equivalent
mcfge	thousand cubic feet of gas equivalent
GJ	gigajoule
mmbtu	million British Thermal Units
mmlt	million long tons
MW	megawatt
MWh	megawatt hour
NGL	natural gas liquids
WTI	West Texas Intermediate
NYMEX	New York Mercantile Exchange
NIT	NOVA Inventory Transfer(1)
LIBOR	London Interbank Offered Rate
CDOR	Certificate of Deposit Offered Rate
SEDAR	System for Electronic Document Analysis and Retrieval
FPSO	Floating production, storage and offloading vessel
OPEC	Organization of Petroleum Exporting Countries
WCSB	Western Canada Sedimentary Basin
SAGD	Steam-assisted gravity drainage
Capital Employed	Short- and long-term debt and shareholders’ equity
Capital Expenditures	Includes capitalized administrative expenses and capitalized interest but does not include proceeds or other assets
Cash Flow from Operations	Earnings from operations plus non-cash charges before settlement of asset retirement obligations and change in non-cash working capital
Equity	Shares and retained earnings
Total Debt	Long-term debt including current portion and bank operating loans
hectare	1 hectare is equal to 2.47 acres
wildcat well	Exploratory well drilled in an area where no production exists
feedstock	Raw materials which are processed into petroleum products

(1)	NOVA Inventory Transfer is an exchange or transfer of title of gas that has been received into the NOVA pipeline system but not yet delivered to a connecting pipeline.
     Natural gas converted on the basis that six mcf equals one barrel of oil.
      In this report, the terms “Husky Energy Inc.”, “Husky”, “we”, “our” or “the Company” mean Husky Energy Inc. and its subsidiaries and partnership interests on a consolidated basis.
      Husky Energy Inc. will host a conference call for analysts and investors on Tuesday, February 7, 2006 at 4:15 p.m. Eastern time to discuss Husky’s fourth quarter results which will be released after market close on February 6, 2006. To participate, please dial 1-800-289-6406 beginning at 4:05 p.m. Eastern time. Mr. John C.S. Lau, President & Chief Executive Officer and other officers will be participating in the call.
      We appreciate your interest in Husky Energy and look forward to your participation in our conference call.

      Those who are unable to listen to the call live may listen to a recording by dialing 1-800-558-5253 one hour after the completion of the call, approximately 6:15 p.m. Eastern time, then dialing reservation number 21280635. The PostView will be available until Tuesday, March 7, 2006.
      Media are invited to participate in the call on a listen-only basis by dialing 1-800-377-5794 beginning at 4:05 p.m. Eastern time.

      For further information, please contact:

Investor Relations Mr. Colin Luciuk Manager, Investor Relations Husky Energy Inc. Tel: (403) 750-4938
707 – 8th Avenue S.W., Box 6525, Station D, Calgary, Alberta, Canada
T2P 3G7 Telephone: (403) 298-6111 Facsimile: (403) 298-6515
Website: www.huskyenergy.ca e-mail: Investor.Relations@huskyenergy.ca